                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (Amendment No. 7)

                           Acclaim Entertainment, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                   004325 20 5
                       -----------------------------------
                                 (CUSIP Number)


                                James Scoroposki
                 Senior Executive Vice-President, Secretary and
                                    Treasurer
                           Acclaim Entertainment, Inc.
                                One Acclaim Plaza
                            Glen Cove, New York 11542

                                  ------------
                                 with copies to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
 -----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 August 3, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



          --------------------------------------------------                           ------------------------
          CUSIP No. 004325  20  5                                                                  Page 2 of 4
          --------------------------------------------------                           ------------------------
--------------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          James Scoroposki
          IRS No.  ###-##-####
--------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [ ]

                                                                                                     (b) [ ]
--------------------------------------------------------------------------------------------------------------
   3      SEC Use Only

--------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                           [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------------------------------------


         NUMBER OF                   7         SOLE VOTING POWER
           SHARES                              7,909,899
        BENEFICIALLY          --------------------------------------------------------------------------------
       OWNED BY EACH                 8         SHARED VOTING POWER
         REPORTING                             192,552
           PERSON             --------------------------------------------------------------------------------
            WITH                     9         SOLE DISPOSITIVE POWER
                                               7,909,899
                              --------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER
                                               192,552
--------------------------------------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,909,899
--------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.  Excludes 36,276 shares settled in trusts by Mr. Scoroposki for the benefit of his children and 156,276 held as co-trustee of trusts for the benefit of the children of Mr. Greg
          Fischbach, a director, officer and stockholder of the Issuer.  Mr. Scoroposki has neither voting nor dispositive power with respect to said shares, he does retain the right to revoke the trusts
          and appoint new trustees.                                                                      [X]
--------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          13.7%
--------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN

--------------------------------------------------------------------------------------------------------------

                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 7 hereby amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Mr. Scoroposki on June 27, 1988, as amended on October 6, 1989, September 5, 1990, January 31, 1991, February 7, 1991, February 14, 1991 and April 2, 1991.

Item 1.  Security and Issuer

      Item 1 of the Initial Statement is amended and restated in its entirety as follows:

      This statement relates to the common stock, par value $.02 per share, of Acclaim Entertainment, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542.

Item 4.  Purpose of Transaction

      Mr. Scoroposki does not have any present plans or intentions which relate to or would result in any of the matters described in subsections (a) - (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

                  (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Scoroposki is 7,909,899 shares (including 1,715,000 shares which Mr. Scoroposki has the right to acquire within the next 60 days upon the exercise of options granted under the Issuer's 1988 Stock Option Plan and its 1998 Stock Incentive Plan, and 1,312,500 shares issuable upon the exercise of warrants), approximately 13.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act. The aggregate number of shares of Common Stock owned by Mr. Scoroposki excludes 36,276 shares settled in trusts by Mr. Scoroposki for the benefit of his children and 156,276 held as co-trustee of trusts for the benefit of the children of Mr. Greg Fischbach, a director, officer and stockholder of the Issuer.

                  (b) Mr. Scoroposki has the sole power to vote and dispose of the ownership of 7,909,899 shares beneficially owned by him (which includes 1,715,000 shares which he has the right to acquire within the next 60 days and 1,312,500 shares issuable upon the exercise of warrants). Mr. Scoroposki shares the power to vote and dispose of the ownership of 156,276 shares held by him as co-trustee of two trusts for the benefit of Mr. Fischbach's children. With respect to 36,276 shares held in certain trusts settled by Mr. Scoroposki for the benefit of his children, while Mr. Scoroposki has neither the power to vote nor to dispose of the ownership of said shares, he retains the right to revoke the trusts and to appoint new trustees.

                  (c) The following sales were effected in open market transactions within the last 60 days:

On August 1, 2000, Mr. Scoroposki bought 85,000 shares of Common Stock at a price of $1.53 per share.
On August 2, 2000, Mr. Scoroposki bought 100,000 shares of Common Stock at a price of $1.53 per share.
On August 3, 2000, Mr. Scoroposki bought 150,000 shares of Common Stock at a price of $1.48 per share.
On August 4, 2000, Mr. Scoroposki bought 50,000 shares of Common Stock at a price of $1.44 per share.

                                    Signature

         After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 8, 2000                               /s/ James Scoroposki
                                              ---------------------------------
                                                      James Scoroposki